LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2004	WRITER’S E-MAIL slanter@luselaw.com

November 10, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn: Ms. Era Anagnosti, Legal Branch Chief

Re:	Community Savings Bancorp, Inc. Registration Statement on Form S-1 (File No. 333-213561)

Dear Ms. Anagnosti:

On behalf of Community Savings Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated November 9, 2016, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the initial filing.

How we determined the Offering Range and the $10.00 per Share Stock Price, page 4

1.	We note that in response to comment three, you revised your disclosure regarding the nature and the size of the downward adjustments Keller & Company, Inc. made in valuing the company in comparison to its peer group. Given the significant emphasis page 106 disclosure places on price-to-book value comparison between the company and its peer group, the revised disclosure did not fully address our prior comment as to how the downward adjustments affected the price-to-book value comparisons in determining the $10 per share stock price. Please address our comment three in full and further revise your disclosure to explain the basis for applying a 6%-8% adjustment regarding earnings, and a 3%-5% adjustment regarding asset growth.

The disclosure on pages 4 and 108 in response to the comment.

LUSE GORMAN, PC

Ms. Era Anagnosti

Securities and Exchange Commission

November 10, 2016

After-Market Stock Performance, page 5

2.	We note your response to comment four. Please revise your disclosure to include a summary of the explanation you provide in your response letter, regarding the reasons why the two selected companies which completed a mutual-to-stock conversion between June 30, 2015 and August 24, 2016, were not part of the peer group.

The disclosure on page 5 has been revised in response to the comment.

How We Intend to Use the Proceeds from the Offering, page 39

3.	We note your revised disclosure in response to comment seven; however, your response does not address the reasons behind withdrawing from the plan at this time. Further, we note that your revised disclosure now states that the actual costs of withdrawing may significantly increase based on the withdrawal date and purchase of certain annuities. Please revise to provide a detailed explanation of the type of annuities you may consider purchasing and their underlying costs. In addition, please expand your “In recent years we have incurred losses…” risk factor on page 15 to alert investors that the cost of withdrawing from the plan may be greater than $1.6 million.

The disclosure on pages 15 and 40 has been revised in response to the comment.

Verbal Comments

4.	You identify 6712 as your primary Standard Industrial Code (SIC). However, as a federally chartered bank, EDGAR lists 6035 as your SIC code. Please revise your registration statement cover page accordingly.

The SIC Code on the cover page of the Amended Form S-1 has been revised in response to the comment.

5.	Please revise the description of Exhibit 8.2 in the Exhibit Index.

The description of Exhibit 8.2 has been revised in response to the comment.

LUSE GORMAN, PC

Ms. Era Anagnosti

Securities and Exchange Commission

November 10, 2016

*       *       *

We request that the staff advise the undersigned at slanter@luselaw.com or at (202) 274-2004 or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter

Steven Lanter

cc:	Alvin B. Parmiter, President and Chief Executive Officer Kip Weissman, Esq.